Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2058 F +44 (0) 20 7781 1835 E ben.mathews@riotinto.com	Ben Mathews Company secretary
Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N E
Washington D C 20549
USA
27 September 2010
Dear Mr. Schwall,
          I refer to your letter dated 31 August 2010 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended 31 December 2009 (the “2009 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 0-20122 and 1-10533).
          In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters responding to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of Rio Tinto is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Rio Tinto and therefore is not submitted on a confidential basis.
          In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
          Rio Tinto’s responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letters in bold, italicised text, and have provided our responses immediately following each numbered comment.
Rio Tinto plc. Registered office 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.
Registered in England No. 719885.

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
Form 20-F for Fiscal Year Ended December 31, 2009
Note 1 Principal Accounting Policies, page A-9
(i) Determination of Ore Reserves, page A-15
1.	We note your response to prior comment number one. Please provide us with a table that details the prices used to establish reserves for each of your commodities in the last five fiscal years compared to the three year average price at each reserve determination date. As part of your response, please tell us if you considered disclosing the specific price you used to establish reserves at your reporting date.
We provide, as attachment 1, a table that details the prices used to establish reserves, at each reserve determination date for the last five years, for our major commodities for which publicly quoted benchmarks are available. In attachment 1, we compare these prices with the three year trailing average prices for each of these commodities for each of the five years in question. In all cases the reserves reported in the Form 20-F were established using a price equal to or below the three year average price.
We did consider disclosing the specific prices used to establish reserves and determined that, since the long-term price assumptions form part of a set of internally generated investment assumptions that are confidential to Rio Tinto, disclosure of these prices could prejudice the company in negotiations with partners, customers and transaction counterparties. Disclosure would also provide commercially sensitive information to our competitors, putting us at a competitive disadvantage. Accordingly, we did not disclose this information.
2.	We also note that your reserves are used in the calculation of depreciation, amortization and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs and clean up costs. Please tell us how you consider amounts produced that were outside the scope of your mine plan based on your long-term pricing assumptions when calculating the aforementioned items.
Mine plans are based on Rio Tinto’s long-term pricing assumptions. These plans and the related reserve quantities are used in the calculations of depreciation, amortisation, impairment, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down, restoration and clean up costs. These accounting estimates are made using the policies summarised below and described in more detail in the principal accounting policies set forth in note 1 to the financial statements included in the 2009 Form 20-F. For accounting purposes, Rio Tinto estimates ore reserves using long-term pricing assumptions, as permitted by IFRS.

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
Mine plans are reviewed regularly, and at least annually, and therefore if amounts are produced in a given period that were outside of the previous mine plan this would be reflected in an updated mine plan to the extent necessary. This updated mine plan would then be used for the calculations of the accounting estimates referred to in the Staff’s comment as described below. Each mine plan is used until the next annual review unless facts or circumstances indicate that a revised mine plan is required.
Depreciation and amortization
Reserves quantities are used in the calculation of depreciation and amortization for items where the units of production basis is used and where the economic benefits from the asset are consumed in a pattern which is linked to the production level. These items include mining properties and leases and certain mining equipment.
In applying the units of production method, depreciation and amortization is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves and, for some mines, other mineralisation (where there is a high degree of confidence in its economic extraction). Changes to the estimated residual values or useful lives are accounted for prospectively.
Impairment
Property, plant and equipment and intangible assets with finite lives are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell. Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. The cash flow forecasts may include net cash flows expected to be realised from extraction, processing and sale of mineralisation that does not currently qualify for inclusion in proven or probable ore reserves where there is a high degree of confidence in its economic extraction.
Deferred stripping
The Group defers stripping costs incurred during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits and the effect is material. The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine (or pit) Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the current period Ratio falls short of the life of mine (or pit) Ratio.

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
The life of mine (or pit) Ratio is based on proven and probable reserves of the mine (or pit). The life of mine (or pit) waste-to-ore ratio is a function of the pit design(s) and therefore changes to that design will generally result in changes to the Ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine (or pit) Ratio even if they do not affect the pit design(s). Changes to the life of mine (or pit) Ratio are accounted for prospectively.
Close down, restoration and clean up costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. The costs are estimated on the basis of a closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, such as revisions to cost estimates and to the estimated lives of operations, and are subject to formal review at regular intervals. The initial closure provision together with other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.
* * *
          Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
          We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,
/s/ Ben Mathews
Ben Mathews
(Attachment)

cc:	Mark Wojciechowski Mark Shannon Sean Donahue Timothy Levenberg (Securities and Exchange Commission)

Kathryn A. Campbell (Sullivan & Cromwell LLP)

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
ATTACHMENT 1
Table showing the extent to which the prices used to establish reserves, over the last five years, differed from the three year historical average
The three year average prices, shown in the left hand column for each year below, were disclosed as footnote (a) to the reserve tables in Rio Tinto’s Form 20-F submissions over the five years from 2005 to 2009. The italicised right hand column, for each year, is provided confidentially for the information of the Staff and shows the prices used to establish reserves. In all cases, the reserves are reported using a price equal to or below the three year average price.
Footnote (a) to recent Form 20-F reserve tables was structured in a form similar to that below but with only one year of three-year trailing average prices shown in each case.
Notes

(a)	Commodity prices (based on a three year average historical price to 30 June of the year indicated) used to test whether the reported reserve estimates could be economically extracted include the following benchmark prices:

		Fiscal year 2005		Fiscal year 2006		Fiscal year 2007		Fiscal year 2008		Fiscal year 2009
		US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
		(three year	(used to establish	(three year	(used to establish	(three year	(used to establish	(three year	(used to establish	(three year	(used to establish
Ore reserve	Unit	average)	reserves)	average)	reserves)	average)	reserves)	average)	reserves)	average)	reserves)
Aluminium	pound	0.72	[**]	0.85	[**]	1.02	[**]	1.15	[**]	1.09	[**]
Copper	pound	1.07	[**]	1.59	[**]	2.31	[**]	3.01	[**]	2.99	[**]
Gold	ounce	381	[**]	446	[**]	529	[**]	663	[**]	779	[**]
Iron Ore
Australian benchmark (fines)	dmtu*	0.34	[**]	0.46	[**]	0.61	[**]	0.79	[**]	1.01	[**]
Atlantic benchmark (fines)(1)	dmtu*	0.36	[**]	0.49	[**]	0.64	[**]	0.82	[**]	1.03	[**]
Lead (2)	pound	0.31	[**]	0.41	[**]	0.56	[**]	n/a	n/a	n/a	n/a
Molybdenum	pound	13.00	[**]	20.50	[**]	27.00	[**]	28.50	[**]	25.18	[**]
Nickel (3)	pound	n/a	n/a	n/a	n/a	10.34	[**]	12.50	[**]	12.13	[**]
Silver	ounce	5.79	[**]	7.34	[**]	9.66	[**]	12.50	[**]	13.71	[**]
Zinc (2)	pound	0.44	[**]	0.64	[**]	1.05	[**]	n/a	n/a	n/a	n/a

*	dry metric tonne unit

**	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

(1)	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

(2)	Rio Tinto has not reported lead or zinc reserves since 2007, when the relevant operations were sold.

(3)	Rio Tinto first reported a nickel reserve in 2007.
Prices for all other commodities are determined by individual contract negotiation. The reported reserves for these commodities have been tested to confirm that they could be economically extracted using a combination of existing contract prices until expiry and thereafter three year historical prices.